(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 27, 2015

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Central Investment Portfolios II LLC (The Company)
Fidelity Inflation-Protected Bond Index Central Fund Fidelity Investment Grade Bond Central Fund (the funds)
File No. 811-22083
Amendment No. 26

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Company.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for the fund(s) referenced above. This year, differences have not been tagged to reflect modifications and editorial changes made since the Part A and Part B were last filed. Blacklined copies of Part A and Part B will be provided under separate cover.

This filing also serves to make other non-material changes.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group